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                                                                  EXHIBIT (a)(4)

June 27, 2003




Dear ______________________:

I'm very pleased to announce that the Board of Directors of ARRIS Group, Inc. has approved a Stock Option Exchange Program for ARRIS employees. This voluntary program is designed to let you exchange all of your eligible stock options for shares of restricted stock.

The severe economic slowdown over the past two years in the telecommunications sector and among technology companies in general, has resulted in many ARRIS employees, including you, holding stock options with exercise prices significantly higher than our current market price. This difference negates the original intent of the grant of those options, to enhance long term shareholder value by providing you with an opportunity to realize value within a reasonable period of time as your efforts help to increase the value of our stock.

Included in this package are materials which describe the exchange program, how it works and what you need to do to participate. Please take the time to review all of the materials carefully. You should seek independent financial advice if you have any questions about the exchange program and whether you should participate. We have arranged for The Cafaro Group,UBS to be available to answer your questions and to assist you in your decision to participate in the exchange program. The Cafaro Group can be reached at 1-800-444-4866. The Cafaro Group is performing these services for your benefit and not for our benefit and we have not authorized The Cafaro Group to make any representations or statements on our behalf. As a result, we are only responsible for the information contained in the materials included in this package or to which we have referred you.

If you elect to participate in the exchange program you must complete and return an election form to us on or before 12:00 Midnight, Atlanta, Georgia time, on July 25, 2003. Please make note of the deadline, as no exceptions may be made to it.

This exciting program is designed to recognize our employees for their excellent performance as well as their continued dedication and commitment to ARRIS as we return to growth and profitability. By making this offer, we intend to provide you with the benefit of holding shares of restricted stock that have value even at current market prices, and have the potential to increase in value with appreciation in the value of our shares.

Once again, thank you for your continued support and valuable contributions to our future success.

Sincerely,


Bob Stanzione
President & CEO